Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-140007 on Form S-8 of our report dated March 14, 2008, relating to the financial statements and financial statement schedule (which report expresses an unqualified opinion and includes explanatory paragraphs regarding changes in the manner in which Guidance Software, Inc. and subsidiary, accounts for share based compensation in 2006 and uncertainty in income taxes in 2007) of Guidance Software, Inc. and subsidiary, and the effectiveness of Guidance Software, Inc. and subsidiary’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Guidance Software, Inc. and subsidiary for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Los Angeles, California

March 14, 2008